UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

NewGenIvf Group Limited (the “Company”) hereby announces the appointments of Ms. Lee Sze Mun, Mr. Lau Tsz Hin Vincent, Mr. Lam Chun Tung Patrick, and Mr. Cheung Kong Yiu as independent directors to its Board of Directors. Ms. Lee Sze Mun’s appointment took effect as of June 1, 2026, and Mr. Lau Tsz Hin Vincent’s, Mr. Lam Chun Tung Patrick’s, and Mr. Cheung Kong Yiu’s appointments took effect as of June 8, 2026.

Each independent director’s biography is set out below:

Lee Sze Mun

Ms. Lee has served as an independent director of NewGenIvf since June 1, 2026. With over 22 years of experience in financial accounting, taxation, and group consolidation, she is a Fellow Member of ACCA (FCCA) and holds a BA (Hons) in Accounting and Finance from Leeds Beckett University (formerly Leeds Metropolitan University). Ms. Lee currently serves as Assistant Manager (Finance Control) at a statutory body responsible for regulating and overseeing retirement schemes. Her previous experience includes senior finance roles at a construction company that primarily undertakes government projects, as well as at a German-based multinational shipowner. She also brings audit assurance experience gained from working at a registered CPA firm.

Lau Tsz Hin Vincent

Mr. Lau has served as NewGenIvf’s independent director since June 8, 2026. Since 2025, he has served as Co-Founder and Chief Operating Officer of K25.ai. From 2024 to 2025, he served as Vice President, Business Strategy Office at OSL Group. From 2019 to 2023, he served at OKEx, Bitfinex and Digital Vision Brands. Mr. Lau holds a Bachelor of Business Administration.

Lam Chun Tung Patrick

Mr. Lam has served as NewGenIvf’s independent director since June 8, 2026. Since 2025, he has served as Co-Founder and Chief Strategy Officer of K25.ai. From 2023 to 2025, he served as a Quantitative Trader at Keyrock S.A. From 2020 to 2022, he served at HKEX across listed issuer regulation, strategy and data governance. Mr. Lam holds a Bachelor of Science in Risk Management and Business Intelligence.

Cheung Kong Yiu

Mr. Cheung has served as NewGenIvf’s independent director since June 8, 2026. Since 2024, he has served as Founder and Chief Executive Officer of K25.ai. From 2025 to 2026, he served as a Board Member of Prenetics Global Limited. From 2017 to 2020, he served as Chief Operating Officer of OKEx. Earlier in his career, he held senior leadership roles at iClick Interactive and Groupon. Mr. Cheung holds a Bachelor of Information Technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2026

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

2